--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934




__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1997

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
          For the transition period from ______ to ______.



                        Commission file number: 1-9026




A. Full title of the plan and the address of the plan, if different from that of the issuer below:




                          TANDEM COMPUTERS INCORPORATED

                             401(K) INVESTMENT PLAN




B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           COMPAQ COMPUTER CORPORATION


                       20555 SH 249, Houston, Texas 77070
                       ----------------------------------
                                 (281) 370-0670


--------------------------------------------------------------------------------

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
        INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
                    YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                                                    Page
                                                                                    ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . . . .     1
Financial Statements:
  Statement Net Assets Available for Benefits
    As of December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . .     2
  Statement of Changes in Net Assets Available for Benefits, with Fund Information
    For the Year Ended December 31, 1997 . . . . . . . . . . . . . . . . . . . . .     3
  Statement of Changes in Net Assets Available for Benefits, with Fund Information
    For the Year Ended December 31, 1996 . . . . . . . . . . . . . . . . . . . . .     4
  Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . .     5
Additional Information:
  Item 27a - Schedule of Assets Held for Investment Purposes . . . . . . . . . . .    11
  Item 27d - Schedule of Reportable Transactions . . . . . . . . . . . . . . . . .    12

Note:  Other  schedules required by Section 2520.103-10 of the Department of Labor Rules
and Regulations for Reporting and Disclosures under the Employee Retirement Security Act of  1974  have  been  omitted  because  they  are  not  applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To  the  Participants  and  Administrator  of  the
 Tandem  Computers  Incorporated
  401(k)  Investment  Plan


     In our opinion, the accompanying statement of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tandem Computers Incorporated 401(k) Investment Plan at December 31, 1997, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Tandem Computers Incorporated 401(k) Investment Plan for the year ended December 31, 1996 were audited by other independent accountants, whose report dated May 8, 1997, expressed an unqualified opinion on those statements.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The schedules and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP

San Jose, California
June 8, 1998

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                    DECEMBER 31,
                                                 ------------------
                                                   1997      1996
                                                 --------  --------
                                                   (IN THOUSANDS)
Assets
  Investments, at fair value:
    Units of registered investment companies:
      Merill Lynch Ready Asset Trust Fund . . .  $ 24,804  $ 25,787
      Merill Lynch Federal Securities Fund. . .    14,090    13,712
      Merill Lynch Basic Value Fund . . . . . .   135,755   101,552
      Merill Lynch Equity Index Trust . . . . .    35,917    16,067
      Merill Lynch Global Holdings Fund . . . .    19,843    19,844
      Merill Lynch Capital Fund . . . . . . . .    39,603    31,608
      Merill Lynch Pacific Fund . . . . . . . .    18,621    24,104
      AIM Constellation Fund. . . . . . . . . .    45,158    38,228
      Fidelity Advisors High Yield Fund . . . .    12,146     8,117
      Templeton Foreign Fund. . . . . . . . . .    13,121     7,463
    Common/Collective Trust:
      AMEX Income Fund. . . . . . . . . . . . .    71,449    76,795
    Compaq Computer Corporation Common Stock. .    23,558         -
    Tandem Computers Incorporated Common Stock.         -    13,349
    Participant loans receivable. . . . . . . .    14,201    14,023
                                                 --------  --------

Net assets available for benefits . . . . . . .  $468,266  $390,649
                                                 --------  --------

  The accompanying notes are an integral part of these financial statements.


                                                       TANDEM COMPUTERS INCORPORATED
                                                          401(K) INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                                              (in thousands)

                                             READY
                                             ASSET      FEDERAL       BASIC     EQUITY     GLOBAL
                                             TRUST     SECURITIES     VALUE     INDEX     HOLDINGS    CAPITAL    PACIFIC
                                              FUND        FUND        FUND      TRUST       FUND       FUND       FUND
                                            --------  ------------  ---------  --------  ----------  ---------  ---------
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $ 1,314   $       892   $ 10,332   $     -   $   2,347   $  3,274   $  2,972
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .        -           234     20,076     6,968      (1,077)     3,560     (4,202)
                                            --------  ------------  ---------  --------  ----------  ---------  ---------
                                              1,314         1,126     30,408     6,968       1,270      6,834     (1,230)
                                            --------  ------------  ---------  --------  ----------  ---------  ---------
  Contributions:
    Participants . . . . . . . . . . . . .    2,022         1,160      6,803     3,770       1,692      3,016      1,816
    Company. . . . . . . . . . . . . . . .      524           315      1,815       842         463        788        507
                                            --------  ------------  ---------  --------  ----------  ---------  ---------
                                              2,546         1,475      8,618     4,612       2,155      3,804      2,323
                                            --------  ------------  ---------  --------  ----------  ---------  ---------

  Total additions. . . . . . . . . . . . .    3,860         2,601     39,026    11,580       3,425     10,638      1,093

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .   (3,461)       (1,884)    (9,141)   (1,752)     (1,266)    (3,452)    (1,872)
                                            --------  ------------  ---------  --------  ----------  ---------  ---------

Net increase (decrease) before
  interfund transfers. . . . . . . . . . .      399           717     29,885     9,828       2,159      7,186       (779)

Interfund transfers. . . . . . . . . . . .   (1,382)         (339)     4,318    10,022      (2,160)       809     (4,704)
                                            --------  ------------  ---------  --------  ----------  ---------  ---------
Net increase (decrease). . . . . . . . . .     (983)          378     34,203    19,850          (1)     7,995     (5,483)
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .   25,787        13,712    101,552    16,067      19,844     31,608     24,104
                                            --------  ------------  ---------  --------  ----------  ---------  ---------

  End of year. . . . . . . . . . . . . . .  $24,804   $    14,090   $135,755   $35,917   $  19,843   $ 39,603   $ 18,621
                                            --------  ------------  ---------  --------  ----------  ---------  ---------


                                                                        FIDELITY
                                                                        ADVISORS
                                              AMEX          AIM           HIGH      TEMPLETON          PARTICIPANT
                                             INCOME    CONSTELLATION      YIELD      FOREIGN     STOCK        LOAN
                                              FUND         FUND           FUND        FUND        FUND        FUND         TOTAL
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $     -   $        3,244   $   1,189   $    1,406   $     -   $      1,263   $ 28,233
Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .    4,474            1,445         261         (842)   13,758              -     44,655
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------
                                              4,474            4,689       1,450          564    13,758          1,263     72,888
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------
  Contributions:
    Participants . . . . . . . . . . . . .    4,419            4,965       1,603        1,789         -              -     33,055
    Company. . . . . . . . . . . . . . . .    1,251            1,236         355          392         -              -      8,488
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------
                                              5,670            6,201       1,958        2,181         -              -     41,543
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------

  Total additions. . . . . . . . . . . . .   10,144           10,890       3,408        2,745    13,758          1,263    114,431

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .   (6,674)          (3,080)       (916)        (770)   (1,654)          (892)   (36,814)
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------

Net increase (decrease) before
  interfund transfers. . . . . . . . . . .    3,470            7,810       2,492        1,975    12,104            371     77,617

Interfund transfers. . . . . . . . . . . .   (8,816)            (880)      1,537        3,683    (1,895)          (193)         -
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------
Net increase (decrease). . . . . . . . . .   (5,346)           6,930       4,029        5,658    10,209            178     77,617
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .   76,795           38,228       8,117        7,463    13,349         14,023    390,649
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------

  End of year. . . . . . . . . . . . . . .  $71,449   $       45,158   $  12,146   $   13,121   $23,558   $     14,201   $468,266
                                            --------  ---------------  ----------  -----------  --------  -------------  ---------

  The accompanying notes are an integral part of these financial statements.


                                                      TANDEM COMPUTERS INCORPORATED
                                                          401(K) INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                                              (in thousands)


                                             READY
                                             ASSET     FEDERAL      BASIC     EQUITY     GLOBAL                            AMEX
                                             TRUST    SECURITIES    VALUE     INDEX     HOLDINGS    CAPITAL    PACIFIC    INCOME
                                              FUND       FUND       FUND      TRUST       FUND       FUND       FUND       FUND
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $ 1,156   $     922   $  6,938   $     -   $   1,208   $  3,018   $  1,966   $     -
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .        -        (305)     8,624     2,509       1,050        534       (523)    4,633
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------
                                              1,156         617     15,562     2,509       2,258      3,552      1,443     4,633
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------
  Contributions:
    Participants . . . . . . . . . . . . .    1,758       1,220      6,472     2,115       1,680      2,763      2,124     4,901
    Company. . . . . . . . . . . . . . . .      533         350      1,775       464         472        774        593     1,483
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------
                                              2,291       1,570      8,247     2,579       2,152      3,537      2,717     6,384
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------

  Total additions. . . . . . . . . . . . .    3,447       2,187     23,809     5,088       4,410      7,089      4,160    11,017

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .   (3,212)     (1,329)    (8,563)   (1,199)     (2,483)    (2,544)    (2,915)   (6,813)
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------
Net increase before
  interfund transfers. . . . . . . . . . .      235         858     15,246     3,889       1,927      4,545      1,245     4,204

Interfund transfers. . . . . . . . . . . .    1,900      (1,674)    (3,051)    3,422        (240)    (1,672)      (968)   (6,254)
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------

Net increase (decrease). . . . . . . . . .    2,135        (816)    12,195     7,311       1,687      2,873        277    (2,050)
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .   23,652      14,528     89,357     8,756      18,157     28,735     23,827    78,845
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------

  End of year. . . . . . . . . . . . . . .  $25,787   $  13,712   $101,552   $16,067   $  19,844   $ 31,608   $ 24,104   $76,795
                                            --------  ----------  ---------  --------  ----------  ---------  ---------  --------


                                                               FIDELITY
                                                  AIM          ADVISORS     TEMPLETON              PARTICIPANT
                                             CONSTELLATION    HIGH YIELD     FOREIGN     STOCK        LOAN
                                                 FUND            FUND         FUND        FUND        FUND         TOTAL
                                            ---------------  ------------  -----------  --------  -------------  ---------
Additions to net assets attributed to:
  Investment income:
    Interest and dividend income . . . . .  $        1,283   $       693   $      292   $     -   $      1,205   $ 18,681
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments. . . . . .           3,156           142          688     3,341              -     23,849
                                            ---------------  ------------  -----------  --------  -------------  ---------
                                                     4,439           835          980     3,341          1,205     42,530
                                            ---------------  ------------  -----------  --------  -------------  ---------
  Contributions:
    Participants . . . . . . . . . . . . .           4,640         1,012        1,027         -              -     29,712
    Company. . . . . . . . . . . . . . . .           1,121           231          228         -              -      8,024
                                            ---------------  ------------  -----------  --------  -------------  ---------
                                                     5,761         1,243        1,255         -              -     37,736
                                            ---------------  ------------  -----------  --------  -------------  ---------

  Total additions. . . . . . . . . . . . .          10,200         2,078        2,235     3,341          1,205     80,266

Deductions from net assets attributed to:
  Benefits to terminated participants
    and participant withdrawals. . . . . .          (2,386)         (735)        (716)   (1,313)          (703)   (34,911)
                                            ---------------  ------------  -----------  --------  -------------  ---------
Net increase before
  interfund transfers. . . . . . . . . . .           7,814         1,343        1,519     2,028            502     45,355

Interfund transfers. . . . . . . . . . . .           6,923         2,318        1,792    (2,179)          (317)         -
                                            ---------------  ------------  -----------  --------  -------------  ---------

Net increase (decrease). . . . . . . . . .          14,737         3,661        3,311      (151)           185     45,355
Net assets available for benefits:
  Beginning of year. . . . . . . . . . . .          23,491         4,456        4,152    13,500         13,838    345,294
                                            ---------------  ------------  -----------  --------  -------------  ---------

  End of year. . . . . . . . . . . . . . .  $       38,228   $     8,117   $    7,463   $13,349   $     14,023   $390,649
                                            ---------------  ------------  -----------  --------  -------------  ---------

  The accompanying notes are an integral part of these financial statements.

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  DESCRIPTION  OF  THE  PLAN:

     The following description of the Tandem Computers Incorporated 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a defined contribution plan covering substantially all United States employees of Tandem Computers Incorporated (the "Company"). Employees of the Company become eligible to participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MERGER  OF  PLAN  SPONSOR

     Effective August 29, 1997, the Company merged with Compaq Computer Corporation ("Compaq"). As a result of this merger, each share of the Company's Common Stock owned by the Plan was exchanged for .525 shares of Compaq Common Stock.

CONTRIBUTIONS

     Employees - Employees of the Company can contribute from 1% to 18% of their eligible pretax compensation up to a maximum of $9,500 in 1997 and 1996.

     Company - In 1997 and 1996, the Company matched participants' contributions as a percentage of eligible pretax compensation based on the following schedule:

  EMPLOYEE     COMPANY
CONTRIBUTION    MATCH
-------------  --------
1.0%. . . . .      1.0%
2.0%. . . . .      1.5%
3.0%. . . . .      2.0%
4% or more. .      2.5%

     Plan provisions also allow the Company, in its discretion, to make additional matching contributions on behalf of each participant.

     Non-Matching Contributions - Plan provisions allow for Profit Sharing contributions to be made to the Plan at the discretion of the Board of Directors of the Company. The Company has made no such contribution since the Plan's inception.

PARTICIPANT  ACCOUNTS

     Separate accounts are maintained for each participant. Participant accounts are adjusted for Company matching contributions, participant contributions, interest income, dividends, changes in the market value of underlying assets and participant withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

     All participant and Company matching contributions and the related earned income are immediately vested.

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


PARTICIPANT  LOANS

     Each participant may borrow up to 50% of their account balance, subject to certain limitations. The minimum loan is $500 and is secured by the individual participant's accounts in the Plan. The interest rate to be charged is fixed at the time of the loan and is based on a survey of the most secured loan rates of area banks, savings and loans and credit unions. Maximum loan terms range from five years up to twenty-five years for the purchase of a primary residence.
Loan accounts are maintained by Merrill Lynch Trust Company (the "Plan Trustee"). Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions for employees of the Company and serviced, at least every 90 days, for those who are no longer employees of the Company. Interest income earned on participant loans and repayment of principal is used to acquire additional units of the various funds within the Plan based on the borrowers' investment elections. Loans outstanding at December 31, 1997 carry interest rates which range from 6.2% to 12.5%.

ADMINISTRATIVE  COSTS

     Administrative costs of the Plan may be paid by the Company or out of the Plan assets.

PAYMENT  OF  BENEFITS

     Upon termination of service, retirement and/or disability, a participant may elect to receive vested benefits in a lump-sum payment or in installments over a fixed period of years not to exceed the participant's life expectancy. In addition, participants who have reached age 59 1/2 or incurred a financial hardship are entitled to withdraw some or all of their account balance while employed by the Company.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

BASIS  OF  ACCOUNTING

     The financial statements of the Plan are prepared using the accrual basis of accounting.

PAYMENT  OF  BENEFITS

     Benefits  are  recorded  when  paid.

INVESTMENT  VALUATION

     The shares of registered investment companies are valued at quoted market prices. Investments in the AMEX Income Fund are stated at the Plan's proportionate share (in units) of participation in the AMEX Income Fund held and invested by the AMEX Trust Company. The value of participation units owned by the Plan is based on quoted redemption values on the last business day of the Plan year. The shares of Common Stock included in the Stock Fund are valued at the closing market share price as of December 31. Participant loans are valued at cost, which approximates fair value.

USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and Plan Trustee to make estimates that affect the amounts of assets and liabilities in the financial statements. Actual results could differ from those estimates.

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


NOTE  3  -  INVESTMENTS:

     All contributions made under the Plan are paid to and invested by the Plan Trustee, in accordance with a participant's directives, in one or more of eleven investment options. The eleven investment funds are:

Ready  Asset  Trust Fund - This fund invests in the Ready Asset Trust Fund which
------------------------
is a mutual fund maintained by Merrill Lynch and consists of short-term obligations of the U.S. government, bank certificates of deposit, commercial paper, bankers' acceptances, and shares of money market mutual funds.

Federal  Securities  Fund  -  This  fund  invests  in  the Merrill Lynch Federal
-------------------------
Securities Fund which is a mutual fund consisting of U.S. government and government agency securities, including mortgage-backed certificates and U.S. Treasury bills, notes, and bonds.

Basic Value Fund - This fund invests in the Merrill Lynch Basic Value Fund which
----------------
is  a  mutual  fund  which  invests  primarily  in  common  and preferred stock.

Equity  Index  Trust - This fund invests in the Merrill Lynch Equity Index Trust
--------------------
which is a mutual fund which invests primarily in equity securities with a portfolio composition similar to the Standard & Poor's 500 composite price index.

Global  Holdings  Fund  - This fund invests in the Merrill Lynch Global Holdings
----------------------
Fund which is a mutual fund which invests primarily in common and preferred stock, convertible securities, and corporate debt obligations of companies located in the U.S., Japan, and Western Europe.

Capital  Fund  -  This fund invests in the Merrill Lynch Capital Fund which is a
-------------
mutual fund which invests primarily in equity securities (stock), corporate bonds, or money market securities.

Pacific  Fund  -  This fund invests in the Merrill Lynch Pacific Fund which is a
-------------
mutual fund which invests primarily in common and preferred stock of corporations based in the Far East or Western Pacific, including Japan, Australia, Hong Kong, and Singapore.

AMEX  Income  Fund  -  This fund invests in the American Express ("AMEX") Income
------------------
Fund which is a common/collective trust account that invests in both money market investments and guaranteed investment contracts ("GICs"). Withdrawals from the AMEX Income Fund may be recorded without penalty prior to the maturity of the GICs within the fund. The GICs represent deposits made with insurance companies and financial institutions with guaranteed rates of return ranging from 5.00% to 8.27%. They mature on various dates through December 31, 2002. AIM Constellation Fund - This fund invests in the AIM Constellation Fund which
------------------------
is a mutual fund which invests in small- to medium-sized emerging growth companies seeking capital appreciation. Interest and dividend income are incidental.

Fidelity  Advisor  High  Yield  Fund - This fund invests in the Fidelity Advisor
------------------------------------
High Yield Fund which is a mutual fund which is aggressively managed and seeks higher yield and appreciation through investments in lower-rated bonds.

Templeton  Foreign  Fund - This fund invests in the Templeton Foreign Fund which
------------------------
is a mutual fund which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     In addition to the eleven investment options, the Plan also has an investment in a Stock Fund. The assets of the former Employees Stock Ownership Plan ("ESOP") of the Company were transferred into the Plan in December 1995. The ESOP was a tax qualified retirement plan closed by the Company in 1993. The assets remained in the form of shares of Tandem Stock until August 1997, at which time the shares of Tandem stock were exchanged for shares of Compaq Stock as described in Note 1. The Plan did not allow contributions or transfers into the Stock Fund; however, when participants became eligible for Plan distributions, they were able to elect to receive their account balance by distribution of the underlying stock (cash for any fractional shares) or have the stock sold by the Plan Trustee and receive the cash equivalent.

     Effective May 1, 1998, the Stock Fund was added to the funds eligible for participant direction for allocation of contributions or transfers to or from other funds.

NOTE  4  -  INCOME  TAX  STATUS:

     The Internal Revenue Service has determined and informed the Company by a letter, dated April 1, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal or State income taxes has been made in the financial statements of the Plan.

NOTE  5  -  PLAN  TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or partially terminate the Plan at any time. In the event of Plan termination, participants are entitled to receive the value of their accounts.

NOTE  6  -  RELATED  PARTY  TRANSACTIONS:

     Certain plan investments are shares of mutual funds managed by Merrill Lynch, the Plan Trustee, and therefore, these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market
transactions  at  fair  market  value.   Consequently,  such  transactions  are
permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under the Internal Revenue Code and ERISA.

NOTE  7  -  RECONCILIATION  OF  FINANCIAL  STATEMENTS  TO  FORM  5500:

     The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

                                                         DECEMBER 31,
                                                    --------------------
                                                      1997       1996
                                                    ---------  ---------
Net assets available for benefits
  from the financial statements. . . . . . . . . .  $468,266   $390,649
Amounts allocated to withdrawing participants. . .      (923)    (1,296)
                                                    ---------  ---------

Net assets available for benefits in the Form 5500  $467,343   $389,353
                                                    ---------  ---------

                         TANDEM COMPUTERS INCORPORATED
                             401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                                                    1997     1996
                                                  --------  -------
Benefits paid to participants
  from the financial statements. . . . . . . . .  $36,814   $34,911
Add amounts allocated to withdrawing
  participants at December 31, 1997 and 1996 . .      923     1,296
Less amounts allocated to withdrawing
  participants at December 31, 1996 and 1995 . .   (1,296)        -
                                                  --------  -------

  Benefits paid to participants in the Form 5500  $36,441   $36,207
                                                  --------  -------

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of that date.

                             ADDITIONAL INFORMATION


                                          TANDEM COMPUTERS INCORPORATED
                                              401(K) INVESTMENT PLAN
                            ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                 DECEMBER 31, 1997


                                                                                                     CURRENT
IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY       DESCRIPTION OF INVESTMENTS       COST     VALUE
------------------------------------------------------  ----------------------------------  -------  --------
                                                                                             (in thousands)
The Merrill Lynch Trust Companies:*                     Mutual Funds:
  Ready Asset Trust Fund                                  24,804 units                      $24,804  $ 24,804
  Federal Securities Fund                                 1,435 units                        13,878    14,090
  Basic Value Fund                                        3,661 units                        96,376   135,755
  Equity Index Trust                                      549 units                          26,983    35,917
  Global Holdings Fund                                    1,504 units                        19,624    19,843
  Capital Fund                                            1,148 units                        34,527    39,603
  Pacific Fund                                            1,097 units                        22,315    18,621
AIM Constellation Fund                                    1,712 units                        41,863    45,158
Fidelity Advisors High Yield Fund                         966 units                          11,822    12,146
Templeton Foreign Fund                                    1,319 units                        13,536    13,121
AMEX Trust Company:                                     Common/Collective Trust Account:
  AMEX Income Fund                                        1,598 units                        61,519    71,449
Compaq Computer Corporation
  Common Stock*                                           416,892 shares                     10,426    23,558
Participant loans receivable*                             (1)                                     -    14,201
                                                                                                     --------

Total investments                                                                                    $468,266
                                                                                                     --------

*Party-in-interest to the Plan.

(1) Consist of general purpose and home purchase loans made to participants from their account balances, which have repayment periods not to exceed five and twenty-five years, respectively. The interest rate charged for both types of loans is based on prevailing rates for secured personal loans and is fixed for the term of the loan. The interest rates for loans outstanding at December 31, 1997 range from 6.2% to 12.5%.

Series  of  transactions  in excess of 5% of plan assets as of December 31, 1996

                                                        AGGREGATE      AGGREGATE
                                                        PURCHASES      SALES AND
                                                     AND FAIR VALUE    FAIR VALUE     COST OF         NET          NUMBER OF
                                                       AT DATE OF      AT DATE OF   INVESTMENTS      GAIN         TRANSACTIONS
                                                                                                               -------------------
IDENTITY OF PARTY INVOLVED  DESCRIPTION OF SECURITY    TRANSACTION    TRANSACTION       SOLD        (LOSS)     SALES   PURCHASES
--------------------------  -----------------------  ---------------  ------------  ------------  -----------  -----  ------------
Merrill Lynch               Basic Value Fund         $    34,499,160  $ 20,246,979  $ 15,463,890  $ 4,783,089    427           720
Merrill Lynch               Equity Index Trust            24,190,744    11,309,105    10,057,730    1,251,375    308           656
Merrill Lynch               Pacific Fund                  10,033,739    11,215,781    10,876,416      339,365    354           552
AIM Advisors, Inc.          AIM Constellation Fund        25,113,106    19,627,779    18,136,782    1,490,997    389           686
Merrill Lynch               Ready Assets Fund             19,008,764    19,991,216    19,991,216            -    380           753
AMEX Trust Co.              American Express Trust
                              Income Fund                 18,862,770    28,650,048    25,613,778    3,036,270    433           595

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              TANDEM  COMPUTERS  INCORPORATED
                              401(k)  INVESTMENT  PLAN


Date:  June  24,  1998        By:  /S/ Linda Auwers
                                   ---------------------------------
                                   Linda Auwers
                                   Vice President and Associate General Counsel,
                                   Corporate Compliance
                                   Compaq Computer Corporation

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43595) of Tandem Computers Incorporated of our report dated June 8, 1998 appearing on page 1 of this Form 11-K.





/S/ PRICE  WATERHOUSE  LLP
PRICE  WATERHOUSE  LLP

San Jose, California
June 30,  1998